UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Supplemental Agreement to the Sale and Purchase Agreement Related to ‘Rest-of-the-World’ Distributed Generation Business Sale Transaction

Reference is being made to the Report on Form 6-K furnished by Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (“Maxeon” or the “Company”) on February 18, 2025 (the “Initial 6-K Report”) with the Securities and Exchange Commission (“SEC”), in connection with entering into a definitive Sale and Purchase Agreement (the “SPA”) related to the sale of Maxeon’s ‘Rest-of-the-World’ Distributed Generation Business.

On March 28, 2025, the Company and the Purchasers entered into a Supplemental Agreement to the SPA (the “Supplemental SPA”), pursuant to which the parties to the SPA agreed to amend the following provisions of the SPA with effect as of the date of execution of the Supplemental SPA:

•The definition of “Transitional Services Agreement;”
•Insertion of a newly defined term “Non-Equity Consideration” which includes the consideration of the Target Assets (as defined in the Asset Transfer Agreement), consideration for the trademarks covered under the Trademark Assignment Agreement and the consideration for services to be provided by certain employees of a Company affiliate during a transitional term pursuant to the terms described in the Transition Services Agreement;
•Clause 3.1(a) of the SPA (Purchase Consideration), pursuant to which the Total Consideration of approximately USD$29 million for the Sale Shares shall be inclusive of the Non-Equity Consideration;
•Paragraph (d) of Schedule 2 of the SPA (Closing Precedent), pursuant to which an accounting or appraisal firm of nationally recognized standing will render a final valuation report of certain assets being transferred pursuant to the SPA, as supplemented, and the Ancillary Agreements, instead of a fairness opinion covering the fairness from a financial perspective of the terms of the transactions contemplated under the Transaction Documents, which opinion is not required as a condition precedent to the completion of the transactions contemplated under the SPA, and was not obtained by the Company;
•The form of Transitional Services Agreement, attached as Schedule 11 to the SPA which has been amended and restated in its entirety; and
•Schedule 15 of the SPA (Consideration Breakdown), amended and restated in its entirety to reflect the Total Consideration payable under the SPA, both on an aggregated basis, and broken down per each Target Entity, as well as two separate presentations inclusive and exclusive of the Non-Equity Consideration.

Except to the extent set forth in the Supplemental SPA, the terms and conditions of the SPA shall remain in full force and effect. The foregoing description of the Supplemental SPA is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Supplemental SPA, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Transitional Services Agreement (as amended and restated)

As disclosed in the Initial 6-K Report, the SPA contemplates the execution of a Transitional Services Agreement as of the Closing Date. As described in the Supplemental SPA above, the parties agreed to amend and restate in its entirety the form of Transitional Services Agreement (the “TSA”) attached as Schedule 11 to the SPA, which amends the prior form of this agreement only with respect to the following terms:
•In addition to Lumetech and Maxeon Solar Pte. Ltd., a Maxeon affiliate (“MSPL”), SunPower Systems SARL, an affiliate of MSPL (“SPSW”), will join as a party to the TSA;
•Certain employees of SPSW (“Subject Employees”) will perform certain services for the benefit of Lumetech, during a four-week transitional term, starting from the Closing Date; and

•Following the expiration of the transitional term, SPSW will take the necessary actions to transfer the employment of the Subject Employees to a new Swiss company indirectly affiliated with the Purchasers’ group of companies.

The foregoing description of the TSA and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the TSA, which is filed as Exhibit 99.2 of this report on Form 6-K and is incorporated herein by reference.

Copies of the Supplemental SPA and the TSA have been included to provide shareholders of Maxeon with information regarding their terms and are not intended to provide any factual information about the parties thereto, or any of their respective affiliates or subsidiaries, as applicable.

The various agreements described in this Form 6-K contain representations, warranties, covenants and agreements, which were made only for purposes of such agreements and as of specified dates. The representations and warranties in these agreements reflect negotiations between the respective parties and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the agreements covered by this report may be subject to limitations agreed by the parties and have been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in these agreements may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of these agreements, and unless required by applicable law, the Company undertakes no obligation to update such information.

Capitalized terms used but not otherwise defined, shall have the meaning given to them in the SPA and the Initial 6-K Report.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

Forward-Looking Statements
This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding restructuring of our business portfolio and our strategic plans, as well as the ability to successfully execute on the plans and undertakings contemplated in the agreements discussed in this report.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBITS

Exhibit Title

99.1* 99.2*	Supplemental Agreement to the Sale and Purchase Agreement Form of Transitional Services Agreement (as amended and restated)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

March 28, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer